AH 4/3/2002

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02022049

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASHINGTON DC 05

SEC FILE NUMBER
8-53127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Inversionista Online, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 E. Broadway, Suite 512
(No. and Street)

Tucson, (City) Arizona, (State) 85711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francisco Almada (520) 664-2001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nathan T. Tuttle, CPA
(Name — *if individual, state last, first, middle name*)

6111 Beverly Hill, Suite 6, Houston, Texas, 77057
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 4/3/2002

OATH OR AFFIRMATION

I, Francisco Almada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inversionista Online, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

CHRISTY J. MORTENSEN
Notary Public - Arizona
Pima County
My Commission Expires
October 24, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF ARIZONA
COUNTY OF PIMA
The foregoing instrument was acknowledged before me this 27th day of February 2002
By Francisco Almada
Notary Public

NATHAN T. TUTTLE
Certified Public Accountant
6111 Beverly Hill, Suite 6 Telephone (281) 216-
5338
Houston, Texas 77057

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Inversionista Online, Inc.
Houston, Texas

I have audited the accompanying statement of financial condition of Inversionista Online, Inc. (an Arizona corporation) as of December 31, 2001, and the related statement of operations, cash flows, and changes in stockholders' equity year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on this audit.

I conducted this audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inversionista Online, Inc. as of December 31, 2001, and the results of its operations, cash flows, and changes in stockholders' equity for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion of the financial statements taken as a whole. The accompanying information contained on Schedule 1 and Schedule 2 are presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 25, 2001

INVERSIONISTA ONLINE, INC.

Statement of Financial Condition

December 31, 2001

ASSETS

Cash and cash equivalents		$ 2,933
Clearing deposit		40,248
Property and equipment (net of accumulated depreciation $2,478)		28,915
Organizational Costs		158,419
Other Assets		10,764
Total assets		$ 241,279

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 7,622
Total liabilities		7,622
Stockholders' equity		
Common stock, without par value Authorized 2,000,000 shares; issued and outstanding 1,049,374 shares		
Paid-in capital	458,494	
Accumulated deficit	(224,837)	
Total stockholders' equity		233,657
Total liabilities and stockholders' equity		$ 241,279

The accompanying Notes to Financial Statements are an integral part of this statement.